# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BrightSpring Health Services, Inc., CIK 0001865782
CUSIP: 10950A106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 805 N. Whittington Parkway, Louisville, Kentucky (KY), 40222
Date of event which requires filing of this statement: 06/10/2025
Amends the filing with accession number 0001140361-24-041401
Filed by CIK 0001890568
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, (212) 750-8300

## Reporting persons
- KKR Phoenix Aggregator L.P. (CIK 0001890568): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 79,196,337; shared voting power 0; sole dispositive power 79,196,337; shared dispositive power 0; aggregate amount beneficially owned 79,196,337 (44.9% of the class)
- KKR Phoenix Aggregator GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 79,196,337; shared voting power 0; sole dispositive power 79,196,337; shared dispositive power 0; aggregate amount beneficially owned 79,196,337 (44.9% of the class)
- KKR Americas Fund XII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 79,196,337; shared voting power 0; sole dispositive power 79,196,337; shared dispositive power 0; aggregate amount beneficially owned 79,196,337 (44.9% of the class)
- KKR Associates Americas XII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 79,196,337; shared voting power 0; sole dispositive power 79,196,337; shared dispositive power 0; aggregate amount beneficially owned 79,196,337 (44.9% of the class)
- KKR Americas XII Limited.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 79,196,337; shared voting power 0; sole dispositive power 79,196,337; shared dispositive power 0; aggregate amount beneficially owned 79,196,337 (44.9% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 79,196,337; shared voting power 0; sole dispositive power 79,196,337; shared dispositive power 0; aggregate amount beneficially owned 79,196,337 (44.9% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 79,196,337; shared voting power 0; sole dispositive power 79,196,337; shared dispositive power 0; aggregate amount beneficially owned 79,196,337 (44.9% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 79,196,337; shared voting power 0; sole dispositive power 79,196,337; shared dispositive power 0; aggregate amount beneficially owned 79,196,337 (44.9% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 79,196,337; shared voting power 0; sole dispositive power 79,196,337; shared dispositive power 0; aggregate amount beneficially owned 79,196,337 (44.9% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 79,196,337; shared voting power 0; sole dispositive power 79,196,337; shared dispositive power 0; aggregate amount beneficially owned 79,196,337 (44.9% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 79,256,339; sole dispositive power 0; shared dispositive power 79,256,339; aggregate amount beneficially owned 79,256,339 (44.9% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 51,364; shared voting power 79,196,337; sole dispositive power 51,364; shared dispositive power 79,196,337; aggregate amount beneficially owned 79,247,701 (44.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: BrightSpring Health Services, Inc.
Address of issuer's principal executive offices: 805 N. Whittington Parkway, Louisville, Kentucky (KY), 40222
Comment: This amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on September 18, 2024 (as amended, this "Schedule 13D") relating to the common stock, par value $0.01 per share (the "Common Stock"), of BrightSpring Health Services, Inc. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to include an amended and restated Annex A attached to this Amendment No. 1 to Schedule 13D as Exhibit 99.1, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 10, 2025, KKR Phoenix Aggregator L.P., as a selling stockholder, the Issuer, and the other selling stockholders identified therein, entered into an underwriting agreement (the "Underwriting Agreement") with Goldman Sachs & Co. LLC and BofA Securities Inc., as representatives (the "Representatives") of several underwriters (collectively, the "Underwriters"), and KKR Capital Markets LLC, as lead managing agent (the "Lead Managing Agent"), providing for the offer and sale of 14,000,000 shares of Common Stock (the "Shares") by the selling stockholders, including 13,288,101 shares by KKR Phoenix Aggregator L.P. (the "Offering"), and purchase by the Underwriters of the Shares, at a price to the public of $21.75 per share, less the underwriting discounts and commissions of $0.598125 per share, resulting in net proceeds to KKR Phoenix Aggregator L.P. of $21.151875 per share. KKR Phoenix Aggregator L.P. also granted the Underwriters a 30-day option (the "Over-Allotment Option") to purchase up to an aggregate of 2,100,000 shares of Common Stock at the same price per share. The Offering closed on June 12, 2025. The Offering was made pursuant to the Issuer's shelf registration statement on Form S-3 (File No. 333- 287916), as supplemented by a preliminary prospectus and prospectus, each dated June 10, 2025.

Pursuant to the Underwriting Agreement, KKR Phoenix Aggregator L.P. has entered into a lock-up agreement (the "Lock-Up Agreement") with the Underwriters pursuant to which it has agreed with the Underwriters, subject to customary exceptions, not to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, during the period from June 10, 2025 continuing through the date 60 days thereafter, except with the prior written consent of the Representatives and the Lead Managing Agent.

The descriptions of the Underwriting Agreement and Lock-up Agreement contained in this Item 4 is not intended to be complete and is qualified in their entirety by reference to the Underwriting Agreement and Form of Lock-Up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The response of the Reporting Persons to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

KKR Phoenix Aggregator L.P. directly holds 79,196,337 shares of Common Stock, a foundation over which Mr. Kravis may be deemed to have shared investment and voting power directly holds 60,002 shares of Common Stock, and a revocable trust of which Mr. Roberts is the sole trustee (the "Roberts Trust") directly holds 51,364 shares of Common Stock. Collectively, the Reporting Persons beneficially own an aggregate of 79,307,703 shares representing approximately 45.0% of the outstanding shares of Common Stock of the Issuer. Calculations of the Common Stock beneficially owned are based on an aggregate of 176,393,492 shares of Common Stock outstanding following the closing of the Offering, as reported in the Issuer's prospectus supplement on Form 424B7 filed with the Securities and Exchange Commission on June 10, 2025.

KKR Phoenix Aggregator GP LLC (as the general partner of KKR Phoenix Aggregator L.P.), KKR Americas Fund XII L.P. (as the sole member of KKR Phoenix Aggregator GP LLC), KKR Associates Americas XII L.P. (as the general partner of KKR Americas Fund XII L.P.), KKR Americas XII Limited (as the general partner of KKR Associates Americas XII L.P.), KKR Group Partnership L.P. (as the sole shareholder of KKR Americas XII Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, none of the individuals named in Item 2 beneficially owns any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
Except as otherwise set forth herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in Common Stock during the past 60 days.

On June 12, 2025, in connection with the sale reported herein, KKR Phoenix Aggregator L.P. and certain of its affiliates initiated the distribution (the "Distribution") of an aggregate of 475,546 shares of Common Stock to their respective partners and shareholders as in-kind distributions, including (i) 60,002 shares distributed to a foundation over which Mr. Kravis may be deemed to have shared investment and voting power, (ii) 51,364 shares distributed to the Roberts Trust, (iii) 71,368 shares distributed to a trust of which Mr. Bae is a trustee, and (iv) 58,144 shares distributed to Mr. Nuttall. These in-kind distributions are for the purpose of the ultimate recipients making charitable donations of shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description

99.1 Annex A Directors of KKR & Co., Inc

Exhibit F Powers of Attorney

Exhibit G Underwriting Agreement, dated June 10, 2025 among the Issuer, KKR Phoenix Aggregator L.P., certain selling stockholders named therein, Goldman Sachs & Co. LLC, BofA Securities Inc., and KKR Capital Markets LLC (Incorporated by reference to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on June 12, 2025)

Exhibit H Form of Lock-Up Agreement (Incorporated by reference to Exhibit A to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed on June 12, 2025)

## Signatures
- KKR Phoenix Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Phoenix Aggregator GP LLC, its GP (06/12/2025)
- KKR Phoenix Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (06/12/2025)
- KKR Americas Fund XII L.P.: /s/ Christopher Lee, By KKR Associates Americas XII L.P., its GP, By: Christopher Lee, Assistant Secretary of KKR Americas XII Limited, its GP (06/12/2025)
- KKR Associates Americas XII L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Americas XII Limited, its GP (06/12/2025)
- KKR Americas XII Limited.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (06/12/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary of KKR Group Holdings Corp., its GP (06/12/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (06/12/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (06/12/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (06/12/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (06/12/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (06/12/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (06/12/2025)